Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
[redacted]

04 MAR 18 AM 7:21

04010665

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING – Company Secretary
Date:	15 March 2004
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	3 pages (including cover sheet)

SUPPL

- **GOODMAN FINANCE LIMITED – APPOINTMENT OF DIRECTOR**

Please see attached copy of announcement released to the Australian Stock Exchange today.

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

dlw 3/18

Attach:

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

15 March 2004

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

Goodman Finance Limited

Goodman Finance Limited, a wholly owned subsidiary of Burns, Philp & Company Limited, is the issuer of NZ$212,500,000 Capital Notes. It advised the New Zealand Exchange Limited ("NSX") today of the appointment of an additional director, Mr Bryce McCheyne Murray.

The announcement to the NZX was incorrectly sent to the ASX without a covering letter. A copy of the announcement made to the NZX is attached.

Yours sincerely

Helen Golding
Company Secretary / Group Legal Counsel

Burns Philp

GOODMAN FINANCE LIMITED

REGISTERED ADDRESS:
GOODMAN FIELDER HOUSE
CNR SPRINGS AND EAST TAMAKI ROADS
EAST TAMAKI
AUCKLAND
NEW ZEALAND

CONTACT DETAILS:
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA
TEL: +61 2 9259 1111
FAX: +61 2 9247 3272

15 March 2004

Listed Company Relations
New Zealand Exchange Limited
ASB Bank Tower
2 Hunter Street
WELLINGTON, NEW ZEALAND

GOODMAN FINANCE LIMITED – APPOINTMENT OF DIRECTOR

Pursuant to Listing Rule 10.8.1(d), the Directors are pleased to announce Mr Bryce Murray has today been appointed a director of Goodman Finance Limited.

Mr Murray is a Director of Burns, Philp & Company Limited. Mr Murray is also the Chief Financial Officer of Rank Group Limited and a director of New Zealand Dairy Foods Limited and New Zealand Dairy Foods Holdings Limited. The latter two companies are wholly owned subsidiaries of Rank Group Limited, a company wholly owned by Burns Philp's major shareholder and Deputy Chairman, Mr Graeme Hart.

Yours faithfully

HELEN GOLDING
Company Secretary
(Burns, Philp & Company Limited)